Ariel Investment Trust
c/o U.S. Bancorp Fund Services LLC
615 East Michigan Street
Milwaukee, WI 53202

February 28, 2014

VIA EDGAR TRANSMISSION

Ms. Christina Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Ariel Investment Trust (the “Trust”) (1933 Act Registration No. 033-07699) (1940 Act Registration No. 811-04786)

Dear Ms. Fettig:

The purpose of this letter is to respond to oral comments provided by U.S. Securities and Exchange Commission (“SEC”) on February 31, 2014, regarding its recent review of the Trust’s Annual Report on Form N-CSR for the reporting period ending September 30, 2013 (the “Report”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

1.
SEC Comment: The current shareholder letters in the Report focus on activity in the prior quarter.  Item 27(b)(7)(i) of Form N-1A requires that management discuss factors that materially affected the Fund’s performance during the most recent fiscal year.  While a discussion of the quarter is acceptable, the focus must be on the completed fiscal year.

Response: The Trust undertakes to include more focused discussion regarding factors that materially affected the Fund’s performance during the most recent fiscal year, in addition to the most recent quarter, in future reports.

2.	SEC Comment: On page 10 of the Report, the title of the letter for Ariel Focus Fund, “Focus on Diversification,” is confusing because the Focus fund is a non-diversified fund.

Response:  The title of each Fund’s letter varies from year to year.  The Trust undertakes to ensure that such titles do not cause similar confusion in future reports.

3.	SEC Comment: On page 13 of Report, please confirm that the benchmark for Ariel Focus Fund (i.e. the Russell 1000 Value Index) did not change in the past year.

Response:  The Trust confirms that the Fund’s benchmark has not changed in the past year.   Due to a typographical error in the Edgar version and not the printed version, the annual report for the fiscal year ended September 30, 2012, omitted the word “Value” from the Average Annual Return Table presented in its “Performance Summary”, but was disclosed correctly elsewhere throughout the 2012 report.

4.
SEC Comment: On pages 22 and 23 of the Report, for both Ariel International Fund and Ariel Global Fund, the “Growth of a $10,000 Investment” table refers to the “MSCI EAFE Gross” and “MSCI AC WORLD INDEX Gross” [emphasis added].  Please define what is meant by “Gross” in these charts.

Response:  The Trust undertakes to delete the word “Gross” in future reports.

5.
SEC Comment:   On page 31 of the Report, in the Schedule of Investments, for any Funds that are subject to repurchase agreements, consider disclosing the value of the collateral that supports the repurchase agreement.

Response: The Trust undertakes to include such disclosure in future reports.

6.
SEC Comment:  On page 36 of the report, please confirm that the cost associated with the 3.35% of Ariel International Fund’s portfolio that was invested in ETFs factored in the calculation of the expense ratio.

Response:  The Trust confirms that the cost associated with the Funds investment in ETFs was factored into the calculation of its expense ratio as shown in the Fund’s fee table disclosed in the most recent post-effective amendment to the Trust’s registration statement, filed on January 29, 2014.

7.
SEC Comment:  On page 39 of the Report, in the Statement of Assets and Liabilities, please indicate whether there were any open payables (example, unpaid board fees).  See Regulation S-X, Rule 6-04(12) Other Liabilities.

Response: The Trust confirms that all applicable payables have been disclosed as required and that it had no open payables that would have been required to be disclosed separately under Regulation S-X, Rule 6-04(12).

8.
SEC Comment:   On page 40 of the Report,  in the Statement of Assets and Liabilities, with respect to appreciation/depreciation of forward currency contracts, please confirm the right of off-set with the counterparty (in this case, custodian) to these contracts.  Note that there are new disclosure requirements regarding off-setting for the next year.

Response:  The Trust confirms the right of off-set with respect to the contracts.  Additionally, the Trust confirms its intent to comply with any new disclosure requirements with respect to off-setting, as applicable, in future reports.

9.
SEC Comment: On page 45, in the Statement of Changes for the International and Global Funds, the “Undistributed net investment income included in net assets at end of period” amount should equal the “Undistributed net investment income (loss)” amount in the Statement of Assets and Liabilities. Please explain the reason for the discrepancy.

Response:  The Trust agrees that the “Undistributed net investment income included in net assets at end of period” amount should equal the “Undistributed net investment income (loss).” Although the page 45 information was erroneous, the amounts in the Statement of Assets and Liabilities were correct.  Those erroneous amounts will be corrected in the next N-CSR filing.

10.
SEC Comment:  On page 56, in the Note 4 to the Financial Statements, given that the management fee for each Fund is tiered, consider disclosure of the effective management fee paid for the year within Note 4 to the Financial Statements.

Response:  The effective management fee paid to the Adviser is available in the Trust’s other disclosure documents, specifically, the Prospectus and Statement of Additional Information of the Trust’s registration statement filed annually with the SEC.  The Trust, therefore, respectfully declines to repeat this information in the Report.

11.
SEC Comment:  On page 56, in Note 4 to the Financial Statements, with respect to the contractual expense waiver and limitation agreement (the “Agreement”), please indicate if any of the fee waivers are subject to recapture.  If not state that the adviser has no right to recapture previously-waived fees.

Response: Under the Agreement, the Adviser does not have any right of recapture.  The Trust undertakes to include such a statement in future reports.

12.
SEC Comment:  On page 60, with respect to the  opinion of the independent registered public accounting firm,  should the Funds change accounting firms in the future,  they must provide all of the disclosures required by Form N-1A, Item 27(b)(4) (Changes in and Disagreements with Accountants), which requires the disclosure set forth in Item 304 of Regulation S-K. In this case, some pieces of disclosure are missing.

Response:  The Trust undertakes to include, as necessary in any future reports, all disclosure required by Item 304 of Regulation S-K.

13.	SEC Comment: For future annual reports filed on Form N-CSR, please note that Item 2(c) requires the Trust to disclose whether there were any amendments to a code of ethics.

Response:  The Trust confirms that it will make any disclosure required by Form N-CSR, Item 2(c), as applicable.

14.
SEC Comment: With respect to the semi-annual shareholder report filed on May 17, 2013, in the future please include more detail regarding the basis for approval of the investment advisory contract.  See required disclosure under Form N-1A, Item 27(d)(6). For example, a statement that, “The trustees compared the funds to their peers groups and concluded that the funds performed in the middle of the group.”

Response:  The Trust has reviewed the requirements of Form N-1A, Item 27(d)(6) as well as the disclosure made in the semi-annual report to shareholders filed on May 17, 2013 and believes that the disclosure is comprehensive and responsive to all requirements of Item 27(d)(6).  Specifically, the disclosure includes a discussion of the factors relating to both the Board’s selection of the Adviser and approval of the advisory fee or other amounts to be paid by the Funds, including a discussion of: the nature, extent and quality of the services provided; the investment performance of each Fund and the Adviser; the costs of service provided; and the benefits, profitability and extent to which economies of scale are realized as the Funds grow.  In addition, the disclosure includes a discussion of the comparative information utilized by the Board in its consideration of the factors noted above and describes how such information assisted the Board in its determination that the contract should be renewed.  Specifically, the disclosure states that the Board relied on information for each Fund’s peer group, as selected and analyzed by Lipper, Inc.  It notes that the Board discussed comparative data with respect to the performance of each Fund including a discussion of each Fund’s ranking within its respective peer group.  Finally, the disclosure includes a discussion of the Board’s consideration of comparative fee and expense information for each Fund and its respective peer group and a statement regarding the Boards conclusion that the expense ratios were reasonable and competitive with the expense ratios of each Fund’s peer group as determined by Lipper.  The Trust believes, therefore, that the disclosure is adheres to the requirements of Form N-1A, Item 27(d)(6).

15.
SEC Comment: In the future, please submit a transmittal letter to the SEC explaining the reason for the amendment to a filing.  Additionally, in your response to the SEC, please explain the reasons the amended N-CSR was filed on January 24, 2012 and the amended NSAR-B was filed on November 29, 2011.

Response:  The Trust undertakes to include a transmittal letter explaining the reason for any future amended filings.

The N-CSR/A filed on January 24, 2012 was filed in order to include a “growth of $10,000 investment” chart that had been erroneously omitted for one of the Funds.

The NSAR-B/A filed on November 29, 2011 was filed to add a letter from KPMG LLP, the Trust’ former independent registered public accounting firm, dated November 8, 2011, to Exhibit 99.77K (Change in Change in Independent Registered Public Accounting Firm (Unaudited) and SEC Response Letter).

*     *     *     *     *     *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact me at (312) 612-2707.

Sincerely,

/s/ Jeffrey H. Rapaport
Jeffrey H. Rapaport
Chief Financial Officer, Ariel Investment Trust

cc:           Wendy D. Fox, Chief Compliance Officer, Ariel Investment Trust
Arthur Don, Esq., Greenberg Traurig, LLP